Exhibit 99.49

Mogo Finance Technology Inc.

Unaudited Interim Condensed Consolidated Financial Statements

September 30, 2017

Mogo Finance Technology Inc.

Interim Condensed Consolidated Statement of Financial Position

As at September 30, 2017

(Unaudited)

	September 30,	December 31,
	2017	2016
		(audited)
Assets
Cash and cash equivalents	19,118,031	18,624,141
Loans receivable (Note 4)	67,669,281	61,875,460
Prepaid expenses, deposits and other assets	1,745,569	1,379,790
Deferred cost (Note 6)	512,316	819,702
Investment tax credits	157,500	157,500
Property and equipment (Note 7)	3,451,203	3,921,686
Intangible assets (Note 8)	14,300,289	12,248,522
	106,954,189	99,026,801

Liabilities
Accounts payable and accruals	7,159,660	5,594,432
Other liabilities (Note 9)	1,118,480	1,205,752
Credit facility (Note 10)	51,020,028	45,943,335
Debentures (Note 11)	39,648,763	40,092,033
Convertible debentures (Note 12)	12,644,425	-
Derivative financial liability (Note 19b)	1,462,924	489,553
	113,054,280	93,325,105

Shareholders’ Equity (Deficiency)
Share capital (Note 13)	46,082,585	45,654,988
Contributed surplus	5,343,736	3,945,226
Deficit	(57,526,412)	(43,898,518)
	(6,100,091)	5,701,696
	106,954,189	99,026,801

Approved on Behalf of the Board

Signed by “Greg Feller”	, Director

Signed by “Minhas Mohamed”	, Director

The accompanying notes are an integral part of these financial statements

Mogo Finance Technology Inc.

Interim Condensed Consolidated Statement of Comprehensive Loss

For the three and nine months ended September 30, 2017

(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2017	2016	2017	2016
Revenue
Loan fees	4,197,021	6,246,596	13,403,141	20,307,134
Loan interest	4,674,365	4,056,521	13,063,443	11,486,729
Other product revenue and fees	3,707,730	2,309,247	8,883,568	6,250,210
	12,579,116	12,612,364	35,350,152	38,044,073
Cost of revenue
Provision for loan losses, net of recoveries (Note 4)	2,844,324	4,190,250	8,477,667	12,453,920
Transaction costs	1,168,779	821,078	3,171,857	2,646,372
	4,013,103	5,011,328	11,649,524	15,100,292
Gross profit	8,566,013	7,601,036	23,700,628	22,943,781
Operating expenses
Technology and development	2,704,389	2,688,245	8,344,834	7,637,166
Customer service and operations	1,733,515	1,776,147	5,492,656	5,486,723
Marketing	1,754,930	1,229,415	4,569,453	5,467,258
General and administration	2,671,196	2,317,687	7,474,579	7,953,236
Total operating expenses	8,864,030	8,011,494	25,881,522	26,544,383
Loss from operations	(298,017)	(410,458)	(2,180,894)	(3,600,602)
Other expenses
Funding interest expense (Note 10)	1,934,635	1,589,027	5,223,724	4,526,917
Corporate interest expense (Note 11 & 12)	2,084,876	1,558,539	5,443,836	4,704,843
Unrealized foreign exchange (gain) loss	(237,068)	55,026	(454,593)	(368,371)
Unrealized loss (gain) on derivative liability	(405,536)	(24,297)	973,371	(98,645)
Store closure and related expenses (Note 15)	-	-	118,345	1,506,193
One-time non-recurring expenses	74,223	-	182,382	-
Other financing (income) expenses	(31,663)	(11,872)	(39,515)	(7,657)
	3,419,467	3,166,423	11,447,550	10,263,280
Loss before income taxes	(3,717,484)	(3,576,881)	(13,628,444)	(13,863,882)
Provision (refund) for income taxes	-	-	(550)	515
Loss and comprehensive loss	(3,717,484)	(3,576,881)	(13,627,894)	(13,864,397)

Loss per share (Note 16)
Basic and fully diluted	(0.203)	(0.196)	(0.744)	(0.760)
Weighted average number of basic and fully diluted common shares	18,341,431	18,280,210	18,310,482	18,241,524

The accompanying notes are an integral part of these financial statements

Mogo Finance Technology Inc.

Interim Condensed Consolidated Statement of Changes in Equity (Deficit)

For the nine months ended September 30, 2017

(Unaudited)

		Contributed
	Share capital	surplus	Deficit	Total
Balance, December 31, 2016	45,654,988	3,945,226	(43,898,518)	5,701,696
Loss and comprehensive loss	-	-	(13,627,894)	(13,627,894)
Stock based compensation	-	660,604	-	660,604
Options exercised	154,165	(71,533)	-	82,632
Conversion of restricted share units (“RSUs”)	273,432	(273,432)	-	-
Equity component of convertible debentures	-	972,486	-	972,486
Amortization of warrants	-	110,385	-	110,385
Balance, September 30, 2017	46,082,585	5,343,736	(57,526,412)	(6,100,091)

		Contributed
	Share capital	surplus	Deficit	Total
Balance, December 31, 2015	45,314,488	1,517,850	(26,806,501)	20,025,837
Loss and comprehensive loss	-	-	(13,864,397)	(13,864,397)
Stock based compensation	-	829,629	-	829,629
Options exercised	340,500	(93,166)	-	247,334
Issuance of warrants	-	1,390,242	-	1,390,242
Balance, September 30, 2016	45,654,988	3,644,555	(40,670,898)	8,628,645

The accompanying notes are an integral part of these financial statements

Mogo Finance Technology Inc.

Interim Condensed Consolidated Statement of Cash Flows

For the three and nine months ended September 30, 2017

(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2017	2016	2017	2016
Cash provided by (used for) the following activities Operating activities
Loss and comprehensive loss	(3,717,484)	(3,576,881)	(13,627,894)	(13,864,397)
Depreciation and amortization	960,153	551,301	2,542,030	1,468,964
Amortization of deferred finance costs	198,678	128,132	422,697	398,513
Amortization of marketing setup fee	102,462	102,462	307,386	307,386
Accretion of convertible debentures	161,236	-	229,717	-
Loss on disposition of property and equipment	-	-	19,267	-
Non-cash store closure cost	-	-	118,345	1,180,149
Provision for loan losses	3,301,047	4,514,452	9,899,719	13,353,996
Stock based compensation expense	181,232	198,966	660,604	829,629
Derivative financial liability fair value adjustment	(405,536)	(24,297)	973,371	(98,645)
Non-cash warrant expense	36,795	63,414	110,385	190,242
Unrealized foreign exchange (gain) loss	(237,068)	55,026	(448,270)	(368,371)
	581,515	2,012,575	1,207,357	3,397,466
Changes in working capital accounts
Loans receivable	(8,323,380)	(4,684,681)	(15,693,540)	(14,772,839)
Investment tax credits	-	524,534	-	877,534
Prepaid expenses, deposits and other assets	(106,274)	(354,560)	(365,779)	(181,390)
Deferred cost	-	-	-	(1,229,550)
Accounts payable and accruals	(337,888)	(97,843)	1,446,883	590,953
Other liabilities	(29,091)	(29,090)	(87,272)	(184,771)

Net cash used in operating activities	(8,215,118)	(2,629,065)	(13,492,351)	(11,502,597)

Investing activities
Purchases of property and equipment	(71,764)	(82,563)	(402,197)	(865,394)
Investment in software	(1,141,251)	(1,668,509)	(3,740,384)	(4,977,915)

Net cash used in investing activities	(1,213,015)	(1,751,072)	(4,142,581)	(5,843,309)

Financing activities
Proceeds from issuance of convertible debentures	-	-	15,000,000	-
Convertible debentures issuance cost	(33,388)	-	(1,612,806)	-
Advances of debentures	795,000	-	5,000	-
Advances from credit facility	2,963,535	2,346,827	4,863,996	6,273,064
Credit facility financing cost	(210,000)	-	(210,000)	-
Options exercised	30,169	-	82,632	247,334
Issuance of warrants	-	-	-	1,200,000

Net cash provided by financing activities	3,545,316	2,346,827	18,128,822	7,720,398
Increase (decrease) in cash resources	(5,882,817)	(2,033,310)	493,890	(9,625,508)
Cash and cash equivalents, beginning of period	25,000,848	24,131,656	18,624,141	31,723,854
Cash and cash equivalents, end of period	19,118,031	22,098,346	19,118,031	22,098,346

The accompanying notes are an integral part of these financial statements

Mogo Finance Technology Inc.

Notes to the Interim Condensed Consolidated Financial Statements

For the period ended September 30, 2017

(Unaudited)

1.	Nature of operations

Mogo Finance Technology Inc. (“Mogo”) (the "Company") was incorporated under the Business Corporations Act (British Columbia) on August 26, 2003. The address of the Company's registered office is Suite 1700, Park Place, 666 Burrard Street, Vancouver, British Columbia, Canada, V6C 2X8. The Company’s common shares are listed on the Toronto Stock Exchange under the symbol “MOGO”.

Mogo – a Vancouver-based financial technology company – is focused on building the best digital financial services experience in Canada, with innovative products designed to help consumers get in control of their financial health. Built mobile first, users can sign up for a free MogoAccount in only three minutes and get access to free credit score monitoring, a free spending account, mortgages and personal loans.

2.	Basis of presentation

Statement of compliance

These interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (the “IASB”). The interim condensed consolidated financial statements do not include all the information and disclosures required in annual financial statements, and should be read in conjunction with the Company’s annual financial statements as at December 31, 2016.

The Company presents its interim condensed consolidated statement of financial position on a non-classified basis in order of liquidity.

These interim condensed consolidated financial statements for the nine months ended September 30, 2017 and September 30, 2016 were authorized for issue by the Board of Directors on November 08, 2017.

These financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. Should the Company be unable to continue as a going concern, it may be unable to realize the carrying value of its assets and to meet its liabilities as they become due in normal course.

Management routinely plans future activities including forecasting future cash flows. Management has reviewed their plan with the Directors and has collectively formed a judgment that the Company has adequate resources to continue as a going concern for the foreseeable future, which management and the Directors have defined as being at least the next 12 months. In arriving at this judgment, Management has considered the following: (i) cash flow projections of the Company, which incorporates a rolling forecast and detailed cash flow modeling through the current fiscal year, (ii) global capital markets, and (iii) the base of investors and debt lenders historically available to the Company. The expected cash flows have been modeled based on anticipated revenue and profit streams with debt and equity funding programmed into the model.

For these reasons, the Company continues to adopt a going concern basis in preparing the interim condensed consolidated financial statements.

Functional and presentation currency

These interim condensed consolidated financial statements are presented in Canadian dollars, which is the Company's functional currency.

Basis of consolidation

The Company has consolidated the assets, liabilities, revenues and expenses of all its subsidiaries and structured entity. The interim condensed consolidated financial statements include the accounts of the Company, and its wholly owned subsidiaries, Mogo Financial (Alberta) Inc., Mogo Financial (B.C.) Inc., Mogo Financial Inc., Mogo Financial (Ontario) Inc., Mogo Mortgage Technology Inc., Hornby Loan Brokers (Ottawa) Inc., Hornby Leasing Inc., Mogo Technology Inc. (a US subsidiary), Thurlow Management Inc., Thurlow Capital (Alberta) Inc., Thurlow Capital (B.C.) Inc., Thurlow Capital (Manitoba) Inc., Thurlow Capital (Ontario) Inc., and Thurlow Capital (Ottawa) Inc. and its structured entity, Mogo Finance Trust (the “Trust”). The financial statements of the subsidiaries and the Trust are prepared for the same reporting period as the Company, using consistent accounting policies.

All inter-company balances, income and expenses and unrealized gains and losses resulting from inter-company transactions are eliminated in full.

Mogo Finance Technology Inc.

Notes to the Interim Condensed Consolidated Financial Statements

For the period ended September 30, 2017

(Unaudited)

2.	Basis of presentation (Continued from previous page)

Use of estimates and judgements

The preparation of the interim condensed consolidated financial statements requires management to make estimates, assumptions and judgments that affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amount of revenues and expenses during the period. The critical accounting estimates and judgements have been set out in the notes to the Company’s consolidated financial statements for the year ended December 31, 2016.

3.	Significant accounting policies

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2016, except for the new policies and adoption of new standards and interpretations effective as of January 1, 2017.

The nature and the impact of each new policy and standard or amendment is described below:

Revenue Recognition

The Company launched a mortgage brokerage product to its members during the first quarter of 2017. Mortgage brokerage commissions are recognized once the mortgage is funded by the third party lender.

New IFRS standards and interpretations not yet applied

Certain new standards have been published that are mandatory for the Company’s accounting periods beginning on or after January 1, 2018 or later periods that the Company has decided not to early adopt, and which management is currently assessing the impact of. The new IFRS standards not yet applied include:

IFRS 9, Financial Instruments

This standard is part of the IASB’s wider project to replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. IFRS 9 also contains new guidance in relation to impairment and hedge accounting and is effective for reporting periods beginning on or after January 1, 2018.

The new impairment standard within IFRS 9 will have the most significant impact on the financial services industry. This new guidance lays out an expected credit loss (ECL) model which requires the recognition of a portion of expected credit losses from the date the financial instrument is first recognized, and the recognition of lifetime expected credit losses if the financial instrument has experienced a significant increase in credit risk (SICR) since initial recognition.

The Company is in the process of refining and validating its impairment models with respect to the measurement of expected credit losses, and establishing appropriate triggers to determine when a SICR has occurred. The ECL models will incorporate probability-weighted loss outcomes, considering relevant information about past, current and forecasted future events where applicable. The assessment of a SICR will involve the use of specific attributes to identify financial instruments that have experienced changes in their probability of default subsequent to initial recognition.

The Company has established a project team to oversee the transition to IFRS 9, develop governance frameworks for new processes, update its accounting policies, and refine the calculation and application of ECL in order to assess the quantitative impact of the adoption.

The Company is on track to complete the implementation of IFRS 9 effective January 1, 2018.

IFRS 15, Revenue from Contacts with Customers

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers, a new standard that specifies the steps and timing for entities to recognize revenue as well as requiring them to provide more informative, relevant disclosures. IFRS 15 supersedes IAS 11, Construction Contracts, and IAS 18, Revenue, as well as various International Financial Reporting Interpretative Committee (“IFRIC”) and Standards Interpretations Committee (“SIC”) interpretations regarding revenue. Adoption of IFRS 15 is mandatory and will be effective for the Company beginning on January 1, 2018, with earlier adoption permitted.

The new standard includes a five-step recognition and measurement approach, requirements for accounting for contract costs and enhanced disclosure requirements. The Company is in the process of analyzing the requirements under the new standard. Currently, the Company does not expect the implementation of IFRS 15 to have a material impact on its financial statements.

Mogo Finance Technology Inc.

Notes to the Interim Condensed Consolidated Financial Statements

For the period ended September 30, 2017

(Unaudited)

3.	Significant accounting policies (Continued from previous page)

IFRS 16, Leases

This standard replaces IAS 17, Leases, and requires lessees to account for leases on the statement of financial position by recognizing a right of use asset and a lease liability. The standard is effective for annual periods beginning on or after January 1, 2019, with earlier adoption permitted. The Company is assessing the impact of adopting this standard on its financial statements.

IFRS 2, Share-based Payment

Amendments to IFRS 2, Share-based Payment, were issued in June 2016 and are effective for the Company beginning on January 1, 2018. The amendments to IFRS 2 clarify the accounting requirements for certain share-based payment transactions. The Company is assessing the impact of this amendment on its financial statements.

4.	Loans receivable

Loans receivable represent unsecured short-term loans, lines of credit, and installment loans advanced to customers in the normal course of business. The terms of the loans vary from 14-30 days typically for short-term loans, 1 year for lines of credit, and 1-5 years for installment loans. As the installment loans are issued with maturity dates beyond one year, they are considered non-current. The breakdown of the Company’s gross loans receivable as at September 30, 2017 and December 31, 2016 is as follows:

	September 30,	December 31,
	2017	2016

Current	42,734,333	40,000,203
Non-Current	31,983,831	29,186,048
	74,718,164	69,186,251

	September 30,	December 31,
Age analysis of loans receivable	2017	2016

Not past due	68,548,166	61,648,215
1-30 days past due	1,309,343	1,338,269
31-60 days past due	1,235,384	1,204,893
61-90 days past due	1,015,379	1,223,095
91-120 days past due	840,449	1,066,539
121-150 days past due	886,984	1,337,218
151-180 days past due	882,459	1,368,022
Greater than 180 days past due	-	-
Gross loans receivable	74,718,164	69,186,251
Allowance for loan losses	(7,048,883)	(7,310,791)
	67,669,281	61,875,460

	September 30,	December 31,
Allowance for loan losses	2017	2016

Balance, beginning of period	7,310,791	6,566,762
Provision for loan losses	9,899,719	16,987,992
	17,210,510	23,554,754
Charge offs	(10,161,627)	(16,243,963)
Balance, end of period	7,048,883	7,310,791

The provision for loan losses in the interim condensed consolidated statement of comprehensive loss is recorded net of recoveries for the three and nine months ended September 30, 2017 of $456,723 and $1,422,052 respectively (three and nine months ended September 30, 2016 - $324,202 and $900,076, respectively).

Mogo Finance Technology Inc.

Notes to the Interim Condensed Consolidated Financial Statements

For the period ended September 30, 2017

(Unaudited)

5.	Related party transactions

Debenture balances include $3,144,771 (December 31, 2016 - $2,638,246) due to related parties, including shareholders, Company officers and management. Interest incurred on related party debenture balances during the three and nine months ended September 30, 2017 totalled $133,489 and $364,094 respectively (three and nine months ended September 30, 2016 - $97,119 and $291,357, respectively).

Included in loans receivable is $17,540 (December 31, 2016 - $24,555) due from a related party.

All transactions were conducted in the normal course of operations and measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

6.	Deferred cost

The Company and Postmedia Network Inc. (“Postmedia”) have entered into a three year Marketing Collaboration Agreement (the “Postmedia Agreement”) effective January 25, 2016, where Postmedia will provide Mogo with a minimum value of $50 million of promotional commitments in exchange for entering into a revenue sharing arrangement with Mogo. The Postmedia Agreement can be terminated under certain circumstances by either party after the first anniversary. The initial term may be extended by a further two years by mutual consent.

Mogo will be able to use the promotional commitments to market and advertise its products and services across more than 200 of Postmedia’s print, media, and online properties across Canada. During the term of the Postmedia Agreement, Mogo will pay Postmedia a performance based revenue share equal to 4% of its annual revenue up to $50 million and 11% of incremental revenues above $50 million per annum subject to certain adjustments in accordance with the terms and conditions of the Postmedia Agreement. Mogo paid Postmedia a one-time program setup fee of $1,171,000 plus tax, which is being amortized over the life of the Postmedia Agreement. The remaining balance as at September 30, 2017 is $512,316 (December 31, 2016 - $819,702).

7.	Property and equipment

	Computer	Furniture and	Leasehold
	equipment	fixtures	improvements	Total

Cost
Balance at December 31, 2015	1,903,990	1,799,332	2,385,965	6,089,287
Additions	422,588	20,787	491,256	934,631
Disposals	(259,991)	(235,486)	(284,502)	(779,979)
Balance at December 31, 2016	2,066,587	1,584,633	2,592,719	6,243,939
Additions	205,650	30,774	64,540	300,964
Disposals	(1,187)	(36,759)	(147,364)	(185,310)
Balance at September 30, 2017	2,271,050	1,578,648	2,509,895	6,359,593
Accumulated depreciation
Balance at December 31, 2015	865,673	569,565	415,032	1,850,270
Additions	366,220	242,088	431,099	1,039,407
Disposals	(200,566)	(199,566)	(167,292)	(567,424)
Balance at December 31, 2016	1,031,327	612,087	678,839	2,322,253
Additions	261,244	148,667	341,082	750,993
Disposals	(1,187)	(32,109)	(131,560)	(164,856)
Balance at September 30, 2017	1,291,384	728,645	888,361	2,908,390
Net book value
At December 31, 2016	1,035,260	972,546	1,913,880	3,921,686
At September 30, 2017	979,666	850,003	1,621,534	3,451,203

Mogo Finance Technology Inc.

Notes to the Interim Condensed Consolidated Financial Statements

For the period ended September 30, 2017

(Unaudited)

7.	Property and equipment (Continued from previous page)

Depreciation of leasehold improvements are included in general and administration expenses. Depreciation expense for all other property and equipment are included in technology and development costs. As at September 30, 2017, the carrying value of assets not being depreciated is $nil (December 31, 2016 - $429,264).

8.	Intangible assets

	Internally	Internally
	generated-	generated-	Vendor
	Completed	In Process	Purchases	Total
Cost
Balance at December 31, 2015	2,300,598	6,310,936	3,259,362	11,870,896
Additions	-	6,314,594	87,108	6,401,702
Disposals	-	-	(6,801)	(6,801)
Transfer	6,292,405	(6,292,405)	-	-
Balance at December 31, 2016	8,593,003	6,333,125	3,339,669	18,265,797
Additions	-	3,831,648	11,156	3,842,804
Transfer	7,008,454	(7,008,454)	-	-
Balance at September 30, 2017	15,601,457	3,156,319	3,350,825	22,108,601
Accumulated depreciation
Balance at December 31, 2015	2,300,598	-	2,718,850	5,019,448
Additions	822,241	-	181,739	1,003,980
Disposals	-	-	(6,153)	(6,153)
Balance at December 31, 2016	3,122,839	-	2,894,436	6,017,275
Additions	1,688,617	-	102,420	1,791,037
Disposals	-	-	-	-
Balance at September 30, 2017	4,811,456	-	2,996,856	7,808,312
Net book value
At December 31, 2016	5,470,164	6,333,125	445,233	12,248,522
At September 30, 2017	10,790,001	3,156,319	353,969	14,300,289

Intangible assets include both internally generated and acquired software with finite useful lives. Amortization of intangible assets is included in technology and development costs.

For definite life intangibles not in use, impairment testing is performed annually and was performed as at December 31, 2016. The impairment test consisted of comparing the carrying value of assets within the cash generating unit (“CGU”) to the recoverable amount of that CGU as measured by discounting the expected future cash flows using a value in use approach. The discounted cash flow model was based on historical operating results, detailed sales and cost forecasts over a five-year period and a pre-tax discount rate used on the forecasted cash flows of 11.06%.

9.	Other liabilities

	September 30,	December 31,
	2017	2016

Deferred lease incentive	368,480	455,752
Marketing incentive	750,000	750,000
	1,118,480	1,205,752

Deferred lease incentive relates to incentive provided by the landlord for our corporate office in Vancouver. Marketing incentive relates to the funds provided by one of our partners for joint marketing efforts.

Mogo Finance Technology Inc.

Notes to the Interim Condensed Consolidated Financial Statements

For the period ended September 30, 2017

(Unaudited)

10.	Credit facility

The Company currently has two credit facilities, the “Credit Facility – Liquid”, which is used to finance the Company’s Liquid loan products, and the “Credit Facility – Other”, which is used to finance other products, including the Company’s short-term Zip and Mini loan products.

On September 1, 2015 the Company entered into the Credit Facility – Liquid through a special purpose entity called Mogo Finance Trust. The Credit Facility – Liquid consists of a term loan that authorizes an operating line for a maximum of $50 million and matures on August 31, 2020. Under the terms of the agreement, the facility may be increased up to $200 million upon certain conditions. The amount drawn on the facility as at September 30, 2017 was $25,391,467 (December 31, 2016 – $22,017,169) with unamortized deferred financing costs of $969,734 (December 31, 2016 – $1,219,094) netted against the amount owing. The term loan bears interest at a variable rate of LIBOR plus 8.00% (with a LIBOR floor of 1.50%). As at September 30, 2017, LIBOR was 1.23% (December 31, 2016 – 0.77%). Interest expense on the Credit Facility - Liquid is included in funding interest expense in the interim condensed consolidated statement of comprehensive loss. During the year ended December 31, 2016, the credit facility agreement was amended to remove the financial covenant of achieving positive net income in Q1 2017 and each fiscal year thereafter.

On September 25, 2017, the Company finalized a new senior secured credit facility of up to $40 million (“Credit Facility – Other”), which was used to repay and replace Mogo’s previous $30 million “Credit Facility – ST” entered into on February 24, 2015. This transaction resulted in the extinguishment of the Credit Facility – ST. The Credit Facility – Other matures on July 2, 2020, compared to the maturity date of July 2, 2018 under the previous facility. The amount drawn on the new facility as at September 30, 2017 was $26,808,295 (December 31, 2016 – $NIL) with unamortized deferred financing costs of $210,000 (December 31, 2016 – $NIL) netted against the amount owing. The new facility bears interest at a variable rate of LIBOR plus 12.50% (with a LIBOR floor of 2.00%), a decrease from the variable rate of LIBOR plus 13.00% (with a LIBOR floor of 2.00%) under the previous facility. If Credit Facility - Other is increased beyond $40 million, the incremental portion of the facility will have a variable rate of LIBOR plus 11.00% (with a LIBOR floor of 2.00%). Consistent with the previous facility, there is a 0.33% fee on the available but undrawn portion of the facility, up to $40 million.

Both credit facilities are subject to certain covenants and events of default. As of September 30, 2017, the Company is in compliance with these covenants.

11.	Debentures

Debentures require interest only payments and bear interest at monthly rates ranging between 1.00 % and 1.52% (2016 – 1.00% and 1.52%) with principal amounts due at various periods up to December 23, 2021. The Debentures are governed by the terms of a trust deed and, among other things, are subject to a subordination agreement which effectively extends the maturity date of such debentures to the earlier of, the repayment of the Credit Facility – Other or July 2, 2020, the maturity date of such credit facility. In the event that the credit facility is repaid before the maturity date, and existing debentures have not previously extended their maturity date, then $9,172,428 of the balance currently reported as repayable in 2020 will be repaid in 2017, $9,301,852 in 2018, $17,245,884 in 2019 and $3,338,599 will be repaid prior to July 2, 2020.

The debentures are subordinated to the credit facility and are secured by the assets of the Company and subject to renewal at the option of the lender.

Interest expense related to the debentures of $1,548,639 and $4,714,119 for the three and nine months ended September 30, 2017, respectively, ($1,558,539 and $4,704,844 for the three and nine month periods ended September 30, 2016) is included in corporate interest expense in the interim condensed consolidated statement of comprehensive loss.

12.	Convertible debentures

On June 6, 2017, the Company issued 10% convertible debentures of $15.0 million aggregate principal amount at a price of $1,000 per debenture. The interest is payable semi-annually on November 30 and May 31. The convertible debentures are subordinated to existing credit facilities, but senior to all other secured and subordinated indebtedness, and are secured by the assets of the Company. The maturity date of the convertible debentures is June 6, 2020. The convertible debentures will be convertible, at the option of the holder, in whole or in part, into common shares of the Company at any time before the maturity date at a price of $5.00 per common share (the “Conversion Price”).

Mogo Finance Technology Inc.

Notes to the Interim Condensed Consolidated Financial Statements

For the period ended September 30, 2017

(Unaudited)

12.	Convertible debentures (Continued from previous page)

Principal and interest is payable in cash or, at the Company’s option, subject to regulatory approval and provided no events of default have occurred, in common shares of the Company issued at a price equal to the volume weighted average trading price (“VWAP”) of the common shares for the 20 trading days ending on the fifth day prior to the maturity date or the date on which the Interest payment is due, as applicable.

Prepayment

The Company may, at its option any time after 12 months from the closing date and at any time prior to maturity, subject to regulatory approval and provided that no events of default have occurred, prepay the convertible debentures in whole or in part, plus accrued Interest, in cash. If the prepayment occurs:

(i)	within 24 months of the closing date, then the debenture holders are entitled to receive (1) an additional payment equal to 5% of the prepayment amount and (2) the interest that would have accrued from the date of prepayment to, but excluding, the day that is 24 months from the closing date; or

(ii)	after 24 months of the closing date but prior to the maturity date, then the debenture holders are entitled to receive the interest that would have accrued from the date of prepayment to, but excluding, the maturity date.

Early Conversion

The Company may at any time that the 20-day VWAP of the common shares exceeds 115% of the Conversion Price, subject to regulatory approval and provided no events of default have occurred, convert the convertible debentures in whole or in part, including any accrued interest, to common shares at the Conversion Price of $5.00 per common share. If early conversion occurs within 12 months of the closing date, the Conversion Price will be reduced to $4.25 per common share, and debenture holders will be entitled to receive the interest that would have been accrued during the 12 month period from the closing date.

On the date of issuance, the gross proceeds of $15.0 million were first allocated to the debt component of the convertible debentures by discounting the future principal and interest payments at the prevailing interest rate at the date of issuance for a similar non-convertible debt instrument. The difference between gross proceeds and the debt component, or residual value, was then allocated to contributed surplus within shareholders’ equity. Transaction costs were allocated to the debt and equity components on a pro-rata basis, and amortized as a component of accretion of the convertible debenture.

	Liability component of	Equity component of	Net book value,	Net book value,
	convertible debentures	convertible debentures	September 30, 2017	December 31, 2016
Convertible debentures	13,910,772	1,089,228	15,000,000	-
Transaction costs	1,496,064	116,742	1,612,806	-
Net proceeds	12,414,708	972,486	13,387,194	-
Accretion in carrying value of debenture liability	229,717	-	229,717	-
	12,644,425	972,486	13,616,911	-

Interest expense, which includes interest payable and the accretion of the convertible debenture, in the amount of $536,237 and $729,717 for the three and nine months ended September 30, 2017 respectively (nil for the three and nine month periods ended September 30, 2016) is included in corporate interest expense in the interim condensed consolidated statement of comprehensive loss.

13.	Share capital

The Company’s authorized share capital is comprised of an unlimited number of common shares and an unlimited number of preferred shares, issuable in one or more series, the latter of which was approved by the Company’s shareholders on September 15, 2017.

The Board is authorized to determine the rights and privileges and number of shares of each series. As at September 30, 2017, there are 18,352,500 common shares and no preferred shares issued and outstanding.

Mogo Finance Technology Inc.

Notes to the Interim Condensed Consolidated Financial Statements

For the period ended September 30, 2017

(Unaudited)

13.	Share capital (Continued from previous page)

	Number of
Issued and outstanding common shares	shares	Amount
Balance, December 31, 2015	18,162,432	45,314,488
Shares issued on exercise of options	117,778	340,500
Balance, December 31, 2016	18,280,210	45,654,988
Shares issued on exercise of RSUs	41,228	273,432
Shares issued on exercise of options	31,062	154,165
Balance, September 30, 2017	18,352,500	46,082,585

14.	Expenses by nature

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2017	2016	2017	2016
Personnel expense	5,309,623	6,145,201	17,076,069	18,814,167
Depreciation and amortization	960,153	551,301	2,542,030	1,468,963
Premises	263,763	256,120	789,485	960,204

15.	Store closure and related expenses

Effective March 8, 2016, the Company closed all eight legacy retail stores to align operations with Mogo’s strategic goal of building the leading digital financial brand in Canada. In 2016, as a result of these closures, the Company incurred $1,506,193 of store closure costs. The store closure costs included a write-down of property and equipment in the amount of $213,208. As of September 30, 2017, accounts payable and accruals includes $342,418 of lease termination costs (December 31, 2016 - $622,914) that resulted from these store closures.

In Q1 2017, the Company relocated one of its offices and recorded store closure costs of $118,345 related to the termination of the lease agreement at its old location.

16.	Loss per share

Loss per share is based on the consolidated loss for the period divided by the weighted average number of shares outstanding during the period. Diluted loss per share is computed in accordance with the treasury stock method and based on the weighted average number of shares and dilutive share equivalents.

The following reflects the loss and share data used in the basic and diluted loss per share computations:

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2017	2016	2017	2016
Loss attributed to shareholders	(3,717,484)	(3,576,881)	(13,627,894)	(13,864,397)
Basic weighted average number of shares	18,341,431	18,280,210	18,310,482	18,241,524
Basic and diluted loss per share	(0.203)	(0.196)	(0.744)	(0.760)

The outstanding stock options and warrants were excluded from the calculation of the above diluted loss per share because their effect is anti-dilutive.

Mogo Finance Technology Inc.

Notes to the Interim Condensed Consolidated Financial Statements

For the period ended September 30, 2017

(Unaudited)

17.	Fair value of financial instruments

Assets and liabilities recorded at fair value in the statement of financial position are measured and classified in a hierarchy consisting of three levels for disclosure purposes. The three levels are based on the priority of the inputs to the respective valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). An asset or liability's classification within the fair value hierarchy is based on the lowest level of significant input to its valuation. The input levels are defined as follows:

•	Level 1: Unadjusted quoted prices in an active market for identical assets and liabilities.

•	Level 2: Quoted prices in markets that are not active or inputs that are observable either directly (i.e., as prices) or indirectly (i.e. derived from prices). Level 2 inputs include quoted prices for assets in markets that are considered less active.

•	Level 3: Unobservable inputs that are supported by little or no market activity and are significant to the estimated fair value of the assets or liabilities.

The fair value of cash and cash equivalents, current loans receivable, and accounts payable and accruals, is approximated by their carrying amount due to their short-term nature.

The fair value of the Company’s non-current loans is determined by discounting expected future contractual cash flows, taking into account expected prepayments and using management’s best estimate of average market interest rates with similar remaining terms, which are classified as a Level 3 input within the fair value hierarchy.

The fair values of the Company’s debentures and convertible debentures are estimated using discounted cash flows based upon the Company’s current borrowing rates for similar borrowing arrangements, which are classified as Level 2 inputs within the fair value hierarchy. The carrying values of debentures and convertible debentures approximate its fair value as new debt granted with similar risk profiles bear similar rates of return.

The fair value of the Company’s derivative financial liability is determined using the Black Scholes option pricing model using Level 2 inputs.

Management has determined that the fair values of the credit facilities do not materially differ from its carrying values as the facilities are subject to a floating interest rate, affecting current market conditions, and there have been no significant changes in the Company’s risk profile since issuance of the credit facilities.

	September 30, 2017			December 31, 2016
	Total Fair Value	Total Carrying Value	Favorable (Unfavorable)	Total Fair Value	Total Carrying Value	Favorable (Unfavorable)

Loans Receivable – Non-Current (Level 3)	34,488,289	31,983,831	2,504,458	31,797,899	29,186,048	2,611,851

18.	Nature and extent of risk arising from financial instruments

Risk management policy

In the normal course of business, the Company is exposed to financial risk that arises from a number of sources. Management’s involvement in operations helps identify risks and variations from expectations. As a part of the overall operation of the Company, Management takes steps to avoid undue concentrations of risk. The Company manages the risks, as follows:

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s loans receivable. The maximum amount of credit risk exposure is limited to the gross carrying amount of the loans receivable disclosed in these interim condensed consolidated financial statements.

The Company acts as a lender of unsecured consumer loans and lines of credit and has little concentration of credit risk with any particular individual, company or other entity, relating to these services.

However, the credit risk relates to the possibility of default of payment on the Company’s loans receivable. The Company performs on-going credit evaluations, aging of loans receivable, payment history, and allows for uncollectible amounts when determinable to mitigate this risk.

Mogo Finance Technology Inc.

Notes to the Interim Condensed Consolidated Financial Statements

For the period ended September 30, 2017

(Unaudited)

18.	Nature and extent of risk arising from financial instruments (Continued from previous page)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due or will not receive sufficient funds from its third party lenders to advance to the Company’s customers. The Company manages all liquidity risk through maintaining a sufficient working capital amount through daily monitoring of controls, cash balances and operating results. The Company’s principal sources of cash are funds from operations, which the Company believes will be sufficient to cover its normal operating and capital expenditures.

The maximum exposure to liquidity risk is represented by the amortized cost of accounts payable and accruals, credit facilities and debentures which at September 30, 2017 total $110,472,876 (December 31, 2016 – $93,022,230).

The following table summarizes the Company's financial liabilities with corresponding maturity:

	2017	2018	2019	2020	2021	Thereafter	Total
Accounts payable and accruals	7,159,660	-	-	-	-	-	7,159,660
Credit facilities	-	-	-	51,020,028	-	-	51,020,028
Debentures	-	-	-	39,148,763	500,000	-	39,648,763
Convertible debentures	-	-	-	12,644,425	-	-	12,644,425
Total	7,159,660	-	-	102,813,216	500,000	-	110,472,876

Foreign currency risk

Currency risk is the risk that changes in foreign exchange rates may have an effect on future cash flows associated with financial instruments. The Company is exposed to foreign currency risk on the following financial instruments denominated in United States dollars:

	September 30,	December 31,
	2017	2016
Cash	194,152	65,371
Debentures	4,770,000	4,870,000

Interest rate risk

Changes in market interest rates may have an effect on the cash flows associated with some financial assets and liabilities, known as cash flow risk, and on their fair value of other financial assets or liabilities, known as price risk. The Company is exposed to interest rate risk primarily relating to its credit facility that bears interest that fluctuates with LIBOR. As LIBOR is currently at 1.23% as at September 30, 2017 (December 31, 2016 - 0.770%) and the credit facility has a LIBOR floor of 2%, a 0.50 basis point change in LIBOR would not increase or decrease funding interest expense. The debentures and convertible debentures have fixed rates of interest.

Other price risk

Other price risk is the risk that changes in market prices, including commodity or equity prices, will have an effect on future cash flows associated with financial instruments. The cash flows associated with financial instruments of the Company are not exposed to other price risk.

19.	Share-based compensation

(a)	Options

The Company has a stock option plan (the “Plan”) that provides for the granting of options to directors, officers, employees and consultants. On September 15, 2017, the Company’s shareholders approved an amendment to increase the maximum number of common shares reserved for issuance under the Plan to the greater of i) 15% of the number of common shares issued and outstanding of the Company and ii) 3,200,000. The exercise price of an option is set at the time that such option is granted under the Plan.

Mogo Finance Technology Inc.

Notes to the Interim Condensed Consolidated Financial Statements

For the period ended September 30, 2017

(Unaudited)

19.	Share-based compensation (Continued from previous page)

(a)	Options (Continued from previous page)

Each option converts into one common share of the Company on exercise. No amounts are paid or payable by the recipient on receipt of the option. The options carry neither rights to dividends or voting rights. Options may be exercised at any time from the date of vesting to the date of expiry, based on a maximum term of eight years.

Total share-based compensation costs for the three and nine months ended September 30, 2017 were $181,232 and $660,604, respectively (three and nine months ended September 30, 2016 - $198,966 and $839,629, respectively).

A summary of the status of the stock options and changes in the period is as follows:

		Weighted	Weighted
		Average Grant	Average		Weighted Average
	Options	Date Fair	Exercise	Options	Exercise
	Outstanding	Value $	Price $	Exercisable	Price $
As at December 31, 2015	1,505,909		5.17	567,343	2.44
Options granted	1,127,035	0.63	1.89
Exercised	(117,778)	0.79	2.10
Forfeited	(212,830)	1.12	3.56
As at December 31, 2016	2,302,336		3.50	766,545	4.01
Options granted	758,150	1.69	3.91
Exercised	(31,062)		2.66
Forfeited	(108,268)		4.83
As at September 30, 2017	2,921,156		3.53	1,279,274	3.58

The above noted options have maturity dates ranging from November 2021 to September 2025.

These options generally vest either immediately or annually over a three to four year period. Volatility is estimated using historical data of comparable publicly traded companies operating in a similar segment. The fair value of each option granted was estimated using the Black-Scholes option pricing model with the following assumptions:

	For the nine months	For the year
	ended September 30,	ended December 31,
	2017	2016
Exercise price	$2.31 – 4.44	$1.89 – 3.21
Risk-free interest rate	1.38%	0.53 – 1.35%
Expected life	5 years	5 years
Expected volatility in market price of shares	50%	40-50%
Expected dividend yield	0%	0%
Expected forfeiture rate	15%	15%

Mogo Finance Technology Inc.

Notes to the Interim Condensed Consolidated Financial Statements

For the period ended September 30, 2017

(Unaudited)

19.	Share-based compensation (Continued from previous page)

b)	Warrants

		Weighted	Weighted
		Average Grant	Average		Weighted Average
	Warrants	Date Fair	Exercise	Warrants	Exercise
	Outstanding	Value $	Price $	Exercisable	Price $
As at December 31, 2015	181,656		4.89	181,656	4.89
Warrants granted	1,696,120	1.23	2.69
As at December 31, 2016	1,877,776		2.90	881,009	2.84
As at September 30, 2017	1,877,776		2.90	881,009	2.84

The 1,877,776 warrants noted above have maturity dates ranging from February to September 2025.

On January 25, 2016, in connection with the Postmedia Agreement, Mogo has issued Postmedia five year warrants to acquire 1,196,120 common shares of Mogo at an exercise price of $2.96. 50%, of the warrants vest in equal instalments over three years while the remaining 50% vest in three equal instalments based on Mogo achieving certain quarterly revenue targets. The initial fair value of these warrants is recognized as contributed surplus over the vesting period. Mogo received $1.2 million for the warrants.

On December 14, 2016, the Company’s board of directors approved certain amendments to the Credit Facility – Liquid. The amendments include an extension of the origination period until December 31, 2017 (the facility's Maturity date remains due in September 2020), an increase in the effective advance rates, certain improvements to the financial covenants, changes to the manner in which the interest rates therein are calculated and certain other minor amendments to related agreements (the "Facility Amendments").

In connection with the Facility Amendments, the board of directors has also approved an amendment to the exercise price of the outstanding warrants to purchase 83,333 common shares originally issued on September 1, 2015 (the "Existing Warrants") to Drawbridge Special Opportunities Fund LP, an affiliate of Fortress Credit Co LLC (the "Holder") and the issuance of additional warrants to purchase up to 500,000 common shares (subject to customary anti-dilution provisions) to the Holder, which are exercisable for a period of five years from the date of issuance (the "New Warrants"). The exercise price of the New Warrants is $2.05. A net equity settlement option based on share prices on the open market at the time of the transaction and the exercise price attached to the outstanding warrants is treated, per IFRS Fair Value Measurement requirements, as a derivative financial liability and the fair value movement during the period is recognized in the interim condensed consolidated statement of loss.

The exercise price of the Existing Warrants was amended to $2.05, which price is greater than the five-day volume weighted average price of Mogo's common shares listed on the Toronto Stock Exchange (the "TSX") as of the date of the warrant amendment agreement. The amendment of the Existing Warrants became effective on December 30, 2016.

The fair value of the warrants outstanding was estimated using the Black-Scholes option pricing model with the following assumptions:

	For the nine months	for the year
	ended September 30,	ended December 31,
	2017	2016
Exercise price	$2.05 – 2.96	$2.05 – 2.96
Risk-free interest rate	0.64 - 2.10%	0.64 - 1.58%
Expected life	2-10 years	2-10 years
Expected volatility in market price of shares	50 - 55%	50 - 55%
Expected dividend yield	0%	0%
Expected forfeiture rate	0%	0%

Mogo Finance Technology Inc.

Notes to the Interim Condensed Consolidated Financial Statements

For the period ended September 30, 2017

(Unaudited)

19.	Share-based compensation (Continued from previous page)

(c)	Restricted share units

RSUs are granted to executives and other key employees. The value of an RSU at the grant date is equal to the value of one of the Company’s common shares. Dividends in the form of additional RSUs are credited to the participant’s account on each dividend payment date and are equivalent in value to the dividend paid on the Company’s common shares. Executives and other key employees are granted a specific number of RSUs for a given performance period based on their position and level of contribution. RSUs vest fully after three years of continuous employment from the date of grant and, in certain cases, if performance objectives are met as determined by the Board of Directors. The maximum aggregate number of common shares issuable from treasury by the Company pursuant to the RSU Plan is 200,000.

Details of outstanding RSUs as at September 30, 2017 are as follows:

Number of RSUs
Outstanding, December 31, 2015	100,000
Granted	73,374
Expired	(28,127)
Outstanding, December 31, 2016	145,247
Granted	70,500
Converted	(41,228)
Forfeited	(27,895)
Outstanding, September 30, 2017	146,624